Exhibit 99.3

Brazil Potash Announces Closing of $63.3 Million Public Offering of Common Shares and Pre-Funded Warrants, Including Full Exercise of Underwriters’ Option to Purchase Additional Shares

MANAUS, Brazil, May 4, 2026 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE American: GRO), a mineral exploration and development company advancing the Autazes potash project in Amazonas State, Brazil (the “Autazes Project” or “Project”), today announced the closing of its previously announced underwritten public offering of 7,000,000 common shares at a public offering price of $2.50 per share and, in lieu of common shares to certain investors, pre-funded warrants to purchase up to 18,300,000 common shares at a public offering price of $2.499 per pre-funded warrant, which represents the per share public offering price for the common shares less the $0.001 per share exercise price for each pre-funded warrant. The offering included the full exercise by the underwriters of their option to purchase an additional 3,300,000 common shares. All common shares and pre-funded warrants were offered by Brazil Potash.

Aggregate gross proceeds from the offering, including the full exercise of the option to purchase additional common shares, were approximately $63.3 million, before deducting underwriting discounts and commissions and other offering expenses.

Canaccord Genuity acted as the lead book-running manager for the offering. Roth Capital Partners acted as joint book-running manager. ArcStone Kingswood, a division of Kingswood Capital Partners, H.C. Wainwright & Co., and Titan Partners, a division of American Capital Partners, acted as co-managers for the offering.

Brazil Potash intends to use the net proceeds from the offering for working capital and other general corporate purposes.

The offering was made pursuant to a shelf registration statement on Form F-3 (File No. 333-294964) that was declared effective by the Securities and Exchange Commission (“SEC”) on April 16, 2026. A final prospectus supplement and accompanying prospectus relating to the offering have been filed with the SEC and are available for free on the SEC’s website, located at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained from Canaccord Genuity LLC, Attention: Syndication Department, One Post Office Square, 30th Floor, Boston, Massachusetts 02109, or by telephone at (617) 371-3900, or by email at prospectus@cgf.com or from Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660 or by email at rothecm@roth.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state or jurisdiction.

About Brazil Potash

Brazil Potash (NYSE American: GRO) is developing the Autazes Project to supply vital fertilizer to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth, but it is vulnerable as it imported over 95% of its potash fertilizer in 2025, despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced will be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi, one of Brazil’s largest farmers and logistical operators of agricultural products. With an initial planned annual potash production of up to 2.4 million tons per year, Brazil Potash’s management believes it could potentially supply approximately 20% of the current potash demand in Brazil while concurrently mitigating approximately 1.4 million tons per year of GHG emissions.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical statements of fact and statements regarding the Company’s intent, belief or expectations, including, but not limited to, statements about the anticipated use of proceeds from the offering. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “may,” “goal,” “potential” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements necessarily contain these identifying words. Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties associated with the Company’s business and finances in general, including the risks and uncertainties in the section captioned “Risk Factors” in the final prospectus supplement related to the offering that was filed with the SEC and the Form 20-F filed with the SEC on March 23, 2026. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this press release.

Contact:

Brazil Potash Investor Relations

info@brazilpotash.com